Giovanni Caruso
Partner

345 Park Avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943
gcaruso@loeb.com

Via Edgar

September 9, 2024

Howard Efron

Wilson Lee

Ronald (Ron) E. Alper

Dorrie Yale

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 29, 2024

CIK No. 0001890361

Dear Mr. Efron, Mr. Wilson, Mr. Ronald and Ms. Dorrie :

On behalf of our client, A SPAC III Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 5, 2024 (the “Staff’s Letter”) regarding the Company’s Amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles     New York     Chicago     Nashville     Washington, DC     Beijing     Hong Kong     www.loeb.com

A limited liability partnership including professional corporations

September 9, 2024 Page 2

Draft Registration Statement on Form S-1 submitted confidentially on November 10, 2021

Cover Page

1.	If you may extend the time frame to complete your initial business combination beyond the initial extension to 18 months after closing of this offering, with or without shareholder approval, revise to so state. See Item 1602(a)(1) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

2.	Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters, including any anti-dilution adjustment to the founder shares, may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

3.	Please disclose whether there may be actual or potential material conflicts of interest between the SPAC sponsor, its affiliates, or promoters and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

4.	Please provide a cross-reference highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.

Response: The Company has provided the cross-reference highlighted by prominent type throughout the prospectus.

5.	Please revise to highlight your cross-reference to the Risk Factors by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: The Company has provided the cross-reference highlighted by prominent type throughout the prospectus.

September 9, 2024 Page 3

Summary, page 1

6.	Please disclose in a tabular format, the nature and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities, and, outside of the table, the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. Compensation may include items such as the anti-dilution adjustment to the founder shares, the amount of loan reimbursements, the private placement units issuance, and the price paid for the private placement units. See Item 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

Our Competitive Advantages, page 5

7.	When discussing Mr. Tsang’s involvement with other SPACs, please revise to balance your disclosures. For example, with respect to the de-SPAC transactions with MultiMetaVerse and NewGenIVF, please revise to disclose the ticker symbols of the combined companies, and additional information regarding the de-SPAC transactions, including the financing needed for the transactions and the level of redemptions. With respect to A SPAC II, please revise to disclose its ticker symbol, highlight the potential target business industry overlap with yours, A SPAC II's original termination date, the new extended termination date, and the amount remaining in the trust account, and to the extent applicable, revise to provide similar disclosures for A SPAC (HK) Acquisition Corp. In addition, revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates, which you discuss on page 42, and also explain that the competition may negatively impact the acquisition terms you are able to negotiate.

Response: The Company has revised the disclosure on pages 5 and 6 of the Amended Registration Statement in response to the Staff’s comment.  In response to the Staff’s comment regarding Mr. Tsang’s involvement in A SPAC (HK) Acquisition Corp., the Company respectfully notes that A SPAC (HK) Acquisition Corp.’s listing was abandoned and there is no intention to resume the listing.

Initial Business Combination, page 14

8.	Where you describe extensions to complete the business combination, please also disclose the consequences to the SPAC sponsor of not completing an extension of this time period, and revise to specifically explain whether you may seek shareholder approval to further extend the time period, whether shareholders would have voting or redemption rights in connection therewith, and whether there are any limitations to such potential extensions. In this regard, we note your disclosure that if you are not able to consummate an initial business combination within the 18 months, you will, no later than ten business days thereafter, redeem 100% of the outstanding public shares and seek to dissolve and liquidate. Please also clarify your disclosures regarding the extension to 18 months in the last paragraph on page 14. See Item 1602(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure on pages 13,14, 131, and 132 of the Amended Registration Statement in response to the Staff’s comment.

September 9, 2024 Page 4

Other Acquisition Considerations, page 14

9.	You state that you do not believe the fiduciary duties and contractual obligations of your directors and officers would materially undermine your ability to complete your initial business combination. We also note that you state that you expect to focus on business in the ESG and material technology sector. Please expand your disclosures to explain the basis for this belief, and in particular, specifically address in your explanation Mr. Tsang's obligations to A SPAC II Acquisition Corp., which we note from your disclosure has been searching for a potential target business since it completed its IPO in May 2022, and which in its initial public offering registration statement, stated that its preference was for companies that promote ESG principles.

Response: The Company has revised the disclosure on pages 14, 16 and 126 of the Amended Registration Statement in response to the Staff’s comment.

Potential Conflicts, page 16

10.	Please revise disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K. For example:
•	disclose the sponsor's ownership of your securities, including the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination and that the founder shares and private placement securities will be worthless if you do not complete a business combination;
•	add disclosure of the conflicts of interest relating to payments, such as compensation, repayment of loans, and reimbursement of expenses that will be paid to the sponsor, its affiliates or promoters upon completion of a de-SPAC transaction;
•	discuss the obligations of the sponsor or management to other SPACs and the order of priority; and
•	clarify the conflicts associated with entering into a business combination with an affiliate of your sponsor, officers or directors, which you disclose on page 8 and elsewhere that you may do.

Response: The Company has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

September 9, 2024 Page 5

The Offering, page 18

11.	In your discussion of founder shares, you state that you would only need 143,751 public shares to be voted in favor of the initial business combination if the approval requirement was a majority of shares and the minimum number of shares required for a quorum attended the meeting, and if all founder shares, private placement shares and representative shares were voted in favor of the transaction. Please expand your disclosure to state the quorum requirement and to also disclose the number of public shares needed if all shares attended the meeting. Please also revise your disclosures as appropriate to clearly state whether your initial shareholders have agreed to vote their private placement shares in favor of the initial business combination, and explain to us how you determined that 143,751 shares would be needed in the scenario described above.

Response: The Company has revised the disclosure on pages 21, 28, 38, and 171 of the Amended Registration Statement in response to the Staff’s comment.

Manner of conducting redemptions, page 27

12.	We note the disclosure that if you conduct redemptions under the tender offer rules, you will comply with Rule 14e-5 under the Exchange Act. However, the disclosure on page 21 and elsewhere states that your insiders have agreed to vote their shares and any public shares issued and/or purchased during or after this offering in favor of your initial business combination. We also note your disclosure that the price per share paid in such transactions may be different than the amount to be received if a shareholder elected to redeem. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. See Tender Offer Rules and Schedules C&DI 166.01.

Response: The Company has revised the disclosure on pages 16, 21, 26, 27, 28, 38, 108, 136, 160, 170, 171, F-7, F-20 of the Amended Registration Statement in response to the Staff’s comment.

13.	We refer to your disclosure that each public shareholder may redeem their public shares irrespective of whether they vote for or against the proposed transaction. Please expand your disclosure here, and elsewhere as appropriate, to disclose whether the shareholders will be permitted to redeem their shares if they abstain. We also note your disclosure that if shareholder approval is sought for the initial business combination, you expect that a final proxy statement would be mailed to shareholders at least 10 days prior to the shareholder vote. Please revise to reconcile this disclosure with Rule 14a-6, which requires that the proxy statement of a special purpose acquisition company and relating to a de-SPAC transaction must be distributed to security holders no later than the lesser of 20 calendar days prior to the shareholder meeting date or the maximum number of days permitted for disseminating the proxy statement under the applicable laws of the jurisdiction of incorporation or organization.

Response: The Company has revised the disclosure on pages 28, 136, 142, 145, 169 and 170 of the Amended Registration Statement in response to the Staff’s comment.

September 9, 2024 Page 6

Risk Factors

If we are deemed to be an investment company under the Investment Company Act. . .,, page 45

14.	Please revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company has revised the disclosure on page 45 of the Amended Registration Statement in response to the Staff’s comment.

Affiliates of our Sponsor may be involved in other blank check companies, page 49

15.	Please revise here, and also elsewhere as appropriate where you discuss the involvement of your insiders with other special purpose acquisition companies, to specifically discuss A SPAC II Acquisition Corp, and to the extent applicable, A SPAC (HK) Acquisition Corp.

Response: The Company has revised the disclosure on pages 49 and 158 of the Amended Registration Statement in response to the Staff’s comment.

We may be unable to obtain additional financing. .. ., page 53

16.	We refer to your statement that you believe the net proceeds of this offering and the private placement will be sufficient to allow you to complete your initial business combination. Please revise your disclosures here and elsewhere as appropriate to reconcile with your other disclosures stating that you are seeking a target business with a total enterprise value of between $100 million and $600 million.

Response: The Company has revised the disclosure on page 53 of the Amended Registration Statement in response to the Staff’s comment.

Other PRC governmental authorities may take the view now or in the future that an approval from them is required. . ., page 84

17.	Please address any impact PRC law or regulation may have on the cash flows associated with a business combination, including shareholder redemption rights.

Response: The Company has revised the disclosure on page 84 and 96 of the Amended Registration Statement in response to the Staff’s comment.

Dilution, page 110

18.	Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares antidilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination (including specifically discussing that you intend to target a business that has an enterprise value of up to $600 million), and sponsor working capital loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K..

Response: The Company has revised the disclosure on page 110 of the Amended Registration Statement in response to the Staff’s comment.

September 9, 2024 Page 7

Principal Shareholders, page 162

19.	Please revise the table to clarify the number of shares of each class of stock that are currently and will be owned after the offering by the person(s) listed in the table. Please also revise your disclosures as appropriate to discuss the ownership of the shares by your director nominees (e.g., if the shares will be issued as a form of compensation, please revise your disclosures as appropriate to discuss such compensation). In addition, please revise your narrative and tabular disclosure on page 163 to clarify the direct and indirect ownership of your sponsor, as the current disclosure indicates that Mr. Tsang and Ms. Shie collectively own 100% of your sponsor, but you also have disclosure referring to the director nominees and the sponsor itself.

Response: The Company has revised the disclosure on pages 162 and 163 of the Amended Registration Statement in response to the Staff’s comment.

General

20.	Please describe the general character of the SPAC sponsor’s business. Disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the SPAC and its affiliates. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction, and any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Items 1603(a)(2) and 1603(a)(6) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page, page 16 and 126 of the Amended Registration Statement in response to the Staff’s comment.

21.	We note your disclosure that your director nominees will become directors on the registration statement's effective date. Please revise your signatures to include at least a majority of the board of directors on the effective date, or, if your director nominees will become directors after effectiveness or upon closing, please revise to specifically clarify.

Response: The Company has revised the disclosure on cover page and pages 121, 122, 152, and 153 of the Amended Registration Statement in response to the Staff’s comment.

September 9, 2024 Page 8

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner